EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Income/(loss) from continuing operations	$11,050	$256	$29,044	$(9,527)

Add from continuing operations:
Interest on indebtedness	8,773	9,847	27,085	35,708
Portion of rents representative of the interest factor	426	416	1,271	1,242
	$20,249	$10,519	$57,400	$27,423
Fixed charges from continuing operations:
Interest on indebtedness	$8,773	$9,847	$27,085	$35,708
Capitalized interest	1,689	1,151	4,408	2,470
Portion of rents representative of the interest factor	426	416	1,271	1,242
Fixed charges	$10,888	$11,414	$32,764	$39,420

Ratio of earnings to fixed charges	1.9	—	1.8	—
For the three months ended September 30, 2012, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $895,000.
For the nine months ended September 30, 2012, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $12.0 million.